UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Butler International, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

123649105

(CUSIP Number)

David M. Knott

Dorsett Management Corporation

485 Underhill Boulevard, Suite 205

Syosset, New York 11791

(516) 364-0303

With a copy to:

Howard A. Neuman, Esq.

Satterlee Stephens Burke & Burke LLP

230 Park Avenue

New York, NY 10169

(212) 818-9200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 2, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §13d-7 (b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 123649105

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) David M. Knott

2	Check the Appropriate Box if a Member of a Group. (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 0 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 123649105

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Dorset Management Corporation 11-2873658

2	Check the Appropriate Box if a Member of a Group. (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 0 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”) of the Company, and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), solely to reflect that the Reporting Persons have no beneficial ownership of any of the Company’s Common Stock. The address of the principal executive offices of the Company is 110 Summit Ave., Montvale, NJ 07645.

Item 2.	Identity and Background.

Item 3.	Source and Amount of Funds or Other Consideration.
N/A

Item 4.	Purpose of Transaction.
N/A

Item 5.	Interest in Securities of the Issuer.

(a)-(b)                      David M. Knott and Dorset Management Corporation: See Rows 5 through 9 and 11 on pages 2-3.

(c)                                         During the past 60 days, the Reporting Persons have not beneficially acquired any Common Stock in open-market purchases.

(d)                                        N/A

(e)                                         N/A

The filing of this Schedule 13D is being made to reflect that the Reporting Persons, for purposes of Section 13(d) or 13(g) of the Act, have no beneficial ownership of any securities covered by this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 12, 2009
Date

/s/David M. Knott
Signature: David M. Knott

DORSET MANAGEMENT CORPORATION

By:	/s/David M. Knott
David M. Knott, President